Sunjoined

Nationwide network for the vertical hemp industry
in 5 states and growing

🐦 f ⓘ **SUNJOINED.COM** LEXINGTON KENTUCKY

technology infrastructure retail blockchains b2b



 *My interest in creating efficient supply chains and interest in hemp byproducts
created the perfect situation for growing a network from the ground up. I also
believe in utilizing networks to provide power to the small players in a market.
Networks are great equalizers.*

Lamar Wilson Founder @ Sunjoined

 **ABOUT**   UPDATES⁰   GRAPEVINE³⁰   ASK A QUESTION⁰

Why you may want to support us...

1   Our mission is to help family farmers make a living by growing hemp. Helping
to lift the marginalized farmer from the shadows to prominence

2   Our farmers are in 5 states, with an increasing number of inquiries to join
daily.

3   In 3 months, 700+ people have signed up and shown interest in marketing
and distributing hemp products with Sunjoined.

4   CBD, one of hemp's products, is expected to reach $22B in market size by
2022.

5   Lamar is former CEO for supply chain blockchain company. Investors: 500
Startups, Tim Draper, and Cross Cut Ventures. Hijro customers: JPMC + Wells
Fargo

6   Chief Grower Joel has 15+ years experience growing cannabis (hemp is
cannabis plant), which will help our network farmers who are brand new to
hemp

7   Our parent company, Wilsondom raised over 100k+, to sponsor hemp farmers,
from businesses from all over the US, in just a few months leading up to grow
season

8   Sunjoined Hemp Facebook group is growing fast, membership rose 290% in
July

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Lamar Wilson**
Founder
*An early blockchain pioneer, Lamar raised money from the likes of 500
Startups, Cross Cut ventures and Tim Draper, to create the world's first
blockchain for supply chain finance, Hijro. The hemp supply chain is next.*

 **Joel Williams**
Master Grower
*Over 30 years farming. 15 years growing cannabis, Kashta is a veteran farmer
and cannabis expert.*

Why people love us

 *Lamar Wilson. I've followed, worked with, and watched Lamar very closely
over the past couple of years. I first learned about Lamar in 2017 through a
cryptocurrency course I took and have been following his journey ever since. I
am very impressed by his ability to bring a network of over 25,000 people
together effectively from across the world into a single community to work
toward a common goal, in just 1 year. He is a great teacher of many things.
Lamar does exactly what he says he will do and I have great confidence in him
and his ability to execute any plan that he sets forth. Lamar has a wonderful
passion for what he does and has a very giving and patient spirit. Because of
Lamar and... read more*

Shanette Williams
Friend



Lamar Wilson is an excellent Founder because he is a transparent leader. He provides continuous updates and attends to his business affairs with great care and concern for not only profits but for the people involved. He has proven his leadership skills consistently through past innovations such as a cryptocurrency that is listed on coinmarketcap. The CJS cryptocurrency has existing use cases and has great value. Another innovative manifestation is the Sunjoined network which has gained a lot of traction since its inception. With its 1st grow underway, tremendous progress is being made to grow the network which currently consists of growers, processors, and interested distributors.

Lachionte Culpepper Investor



Lamar Wilson is a great founder/leader! He has always surrounded himself with energetic, hard-working, reliable, and honest people. The very first time i remember meeting Lamar Wilson online, he was explaining how he was introduced into the cryptocurrency community and the amount of experience he had working across the world (international). I often see him encouraging his community members and offering opportunities to prepared individuals. I am constantly reminded to be a better leader in my community because of Lamar's resiliency and daily focus on the mission/goal. I personally believe in Lamar's idea of creating a family network of farmers, processors, transporters, and vendors to encourage group economics and potential partnerships. This is extremely needed in agriculture and will create opportunities to educate the public about Co-Ops. Although the future is unknown, leaders like Lamar will continue to give hope and motivation for beginning/amateur farmers in the future!

Aris Anthony Harris Investor

See more on Buzz

In the news


Where Are the Black Hemp Farmers?
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April 1, 2019 @ pewtrusts.org

Sunjoined, the world's largest decentralized hemp network

In 2012, Lamar Wilson came across an article on social media about the amazing benefits of hemp. Being a lifelong entrepreneur, Lamar saw the economic benefits of the plant but also saw the sustainable nature of hemp as an accessible renewable resource. Lamar, a Kentucky-native, realized that hemp could be an incredible economic engine for dormant family farms. It could help resurrect some farms due to hemp's incredible flexibility.

But there was one problem. In 2012, it was illegal to grow or process hemp in the United States. It was still on the federal controlled substance list. So the idea of Sunjoined had to wait for its moment in the Sun.

Hemp Freedom ......The Farm Bill of 2018

The Farm Bill of 2018 was passed on Dec 20. This bill removed hemp from the federally controlled substance list and opened the door for Sunjoined to form.

Lamar immediately went through the licensing process for Kentucky and Kansas, and began the journey of building the world's largest hemp network. He recruited longtime cannabis horticulturalist, Joel "Kashta" Williams and raised money from people across the U.S. to sponsor grows for first-time hemp growers and family farmers in 3 states. These sponsorships provided seeds, equipment, resources, and best practices to help aid in the successful cultivation and harvest of high CBD hemp materials.

Many of the farms that were initially sponsored were African American farms. This is significant because across the country, African American farmers are becoming extinct. Today, only 1.4% of all U.S. farmers are Black.

Providing access and resources to marginalized farms is part of Sunjoined mission. Sunjoined farm network helps marginalized farmers, regardless of race, creed, sexuality, disability, to fight toe to toe with some of the largest agricultural corporations in the world, by working together.

After only 4 months, we're in 5 states, and receive inquiries to join, daily. Currently over 2500+ acres of capacity.





States with Sunjoined network farmers

Grass roots digital distribution!

Along with growing a network of farmers, Sunjoined has begun setting the pillars of an organic distribution network. The Sunjoined Hemp Group has grown to over 2,400 people within a few months of launching.

This group on Facebook was birthed from another group of economically minded people called Koinda. Koinda, also co-founded by Lamar Wilson, grew to over 25,000 members in a year, and is filled with business and economic minded individuals who, many of which, are eager to join a vertically integrated distribution network that benefits all parties, from the farm to the shelf. Many of the members of Koinda were some of the first sponsors and farmers in the network.

Currently over 700 members between these two networks are signed up to begin marketing and distributing products with Sunjoined, for our family farmers.



Some of Sunjoined's farming partners

The value is in the network and as the network grows so does the value to every participant in it. We are currently building the network through social media. And gaining tremendous traction.



latest two month growth of the Sunjoined Facebook Group

CBD: a $22 billion industry by 2022

The popularity of CBD has taken off in the United States and the industry is still very early. CBD is a compound found in cannabis plants that have been used in cremes, oils, pet food, and even ice cream. The industry is young and ripe for innovation. CBD products are the initial focus of the materials in the Sunjoined supply chain.

Sunjoined is on the ground floor. Having network participants along the entire supply chain, uniquely places the Sunjoined network in a position to control an entire industry vertical, which increases profits for all participants in the network.

Why are we raising now?

Sunjoined is raising funds right now to get a head start on building this network. Our competitors believe in creating silos and driving farmer revenues to the bottom through competition, which in turn creates an unhealthy supply chain. Sunjoined can get a fair price for all farmers by collectively working together, which creates a healthy foundation for the supply chain of large professional buyers and the Sunjoined distribution network. When farmers are happy, they have the resources and morale to produce better crops.

Sunjoined will utilize the invested funds to begin building infrastructure to support network farmers. We will help to mitigate the risk of growing such a new crop by providing education, best practices, on-site consultation, plant starts, and equipment. The funds will also allow us to keep a great chief grower on staff to help bring along new farmers. Sunjoined is investing first in the foundation of the network, the farmers and their crops.

The Future is Sunny!

The future is bright for Sunjoined. In the same way Uber is the world's largest taxi company, without owning any taxis, Sunjoined aims to be the greatest supplier of hemp in the world, while allowing small farmers to keep control of their farms. Sunjoined will be the connective tissue that binds the entire vertical of decentralized entities into one amazing network for change.

Investor Q&A

What does your company do? ⌄

— COLLAPSE ALL

Sunjoined is a network of trusted hemp farmers. We plant, grow, harvest, process, sell, and distribute hemp materials and products.

Where will your company be in 5 years? ⌄

In five years, Sunjoined aims to be the largest network of hemp farmers in the United States. We will also have the largest distributed network of individual distributors of hemp related products on Earth.

Why did you choose this idea? ⌄

My interest in creating efficient supply chains and interest in hemp byproducts created the perfect situation for growing a network from the ground up. I also believe in utilizing networks to provide power to the small players in a market. Networks are great equalizers.

What's new about what you're making? How is it different? ⌄

Hemp processors are looking for high quality hemp materials. The way many large processors attempt to achieve this is by establishing their own farm network. But as new processors launch they are met with a limited supply of farmers, due to exclusivity contracts signed by farmers with these large processors.Sunjoined on the other hand doesn't have exclusive contracts. Farmers in Sunjoined, combine supply to provide high quality hemp to any processors. That way farmers are not negotiating against other farmers for price and focusing on providing great quality. For processors looking for material, they can now come to a single source that has a set of standards that will aid them in processing more efficiently. Sunjoined also cuts down on processors having to manage the network themselves.

How will you make money? ⌄

Sunjoined makes money by providing brokering services for all parties in the industry. By connecting interested parties, Sunjoined benefits the entire process and is compensated with a small fee. Sunjoined also grows alongside other network farmers to add more acreage to total supply. Some of Sunjoined farmed materials will be used to establish a direct to consumer distribution network.

What do you understand about your business that others don't get? ⌄

As the hemp industry grows, the need for a network of highly knowledgable farmers will help to enable a stronger foundation for the industry as a whole. The hemp industry is in a resurrected infancy.   Many farmers have very little knowledge of how and what to grow in terms of hemp. This lack of knowledge is felt directly by farmers and buyers. Sunjoined solves this problem by providing best practices and processes to all farmers in the network. Also, early on some processors have not had the best relationship with farmers, due to issues such as increased delay in pay, lower than market prices, and long term exclusive contracts. Creating a network of great farmers not only adds transparency of processes but also allows Sunjoined to work on behalf of farmers to establish fair and mutually beneficial relationships with buyers. To achieve this goal, Sunjoined will utilize amazing cutting edge technology for connectivity and automation of the financial and logistical supply chain.

How big is the market? ⌄

The CBD market could reach $24 billion by the year 2024, according to BDS Analytics and Arcview Market Research. BDS Analytics is predicting a compound annual growth rate of 49 percent by 2024 across all distribution channels. The average CBD user is 40 years old, has higher education, and is employed full time.



